

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2024

Jeffrey Holman
Chief Executive Officer
Healthy Choice Wellness Corp.
3800 North 28th Way
Hollywood, FL 33020

> **Re: Healthy Choice Wellness Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed June 26, 2024**
> **File No. 333-274435**

Dear Jeffrey Holman:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 21, 2024 letter.

Amendment No. 5 to Form S-1

Prospectus Cover Page, page ii

1.   Please disclose prominently on the prospectus cover page that Healthy Choice Wellness Corp will be spun-off from Healthier Choices Management Corp, which currently is quoted on the OTC Pink at $0.0001 and has a 52-week range of $0.0000 - $0.0001. Disclose that HCMC prior to the spin-off is substantially the same company as HCWC after the spin-off, yet the offering price of $9.00 to $11.00 is substantially greater than the OTC Pink quotation of $0.0001.

Risk Factors, page 4

2.   You disclose that one of the factors considered in determining the offering price was the valuation prepared by Newbridge Securities Corporation in February 2024. Please add risk factor disclosure in the front of the risk factors section indicating that the price of the

offering and the value of HCMC as reported in the valuation report are substantially higher than the current quotation price of Healthier Choices Management of $0.0001 on OTC Pink. Disclose the comparable companies used in the valuation report, such as Costco Wholesale Corporation, Sysco Corporation and Casey's General Stores, Inc. and indicate the annual revenues and market capitalization for these comparable companies and how this compares to HCWC. Discuss the difference in industry focus of companies such as Costco with companies like HCMC, as HCMC appears to operate in a more specialized market than Costco. Indicate the risks of using these companies as comparables in the valuation analysis, including in the discounted cash flow analysis, and how this could have influenced or impacted the implied equity value of HCMC. Disclose the risk to investors if the market value of HCMC, once listed on the exchange, is significantly lower than the value in the valuation report.

Neither we nor HCMC can assure you as to the trading price..., page 13

3.   Please revise here to disclose the most recent quotation price of HCMC on OTC Pink as compared to the price range for this offering of $9.00 to $11.00. Quantify the trading price of HCMC if it is less than the quotation price of HCMC prior to the Spin-Off, as you disclose is possible. Indicate that, aside from certain intellectual property, the business of HCMC before the spin-off and HCWC after the spin-off are identical. Elsewhere that you discuss the trading price or market price of HCWC, indicate that its pre-spin-off quotation on OTC Pink is $0.0001.

Please contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services